SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment Number 2

Under the Securities Exchange Act of 1934

Darkstar Ventures, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

237247101

(CUSIP Number)

Carl M. Sherer, Esq.

Rimon, PC

245 Park Avenue

39th Floor

New York, New York 10167

(212)363-0270 Extension 210

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chizkiyahu Lapin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Darkstar Ventures, Inc., a Nevada corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is 410 Park Avenue, 15th Floor, New York, New York 10022.

Item 4.	Purpose of Transaction.

On May 14, 2015, Mr. Avraham Bengio purchased 54,645,000 shares of the Issuer’s Common Stock from Mr. Chizkiyahu Lapin for $307,550 in cash in a private transaction.

Mr. Lapin no longer holds any shares of the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

As of the date of this report, Mr. Lapin no longer holds any shares of the Issuer’s Common Stock.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2015

By:	/s/ Chizkiyahu Lapin
Chizkiyahu Lapin

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